VIA EDGAR

August 25, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton and Andrew Blume
Division of Corporation Finance
Office of Manufacturing

RE:	Vinco Ventures, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed April 15, 2022
File No. 001-38448

Dear Ms. Singleton and Mr. Blume:

On behalf of Vinco Ventures, Inc. (the “Company”), I am providing this letter in connection with the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance, Office of Manufacturing (the “Staff”), by letter dated August 15, 2022 with respect to the Company’s above-referenced filing.

By way of this letter, the Company confirms our conversation on August 24, 2022 regarding the Company’s request for an extension of an additional 10 business days to complete the Company’s response to the Comments. As discussed, the Company intends to provide its response to the Comments by no later than September 9, 2022.

Please contact me with any questions or if the Staff would like to further discuss the Company’s request for the extension of time to respond to the Comments.

Very truly yours,

/s/ Philip Jones
Philip Jones
Chief Financial Officer